July 3, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

   Re:  John Hancock Variable Insurance Trust (the “Trust”) — File Nos. 002-94157 and 811-04146

     Proxy Statement on Schedule 14A for U.S. Growth Trust

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on June 11, 2025, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to a preliminary proxy statement on Schedule 14A for U.S. Growth Trust (the “Fund”), a series of the Trust, which was filed with the SEC on June 2, 2025 (the “Proxy Statement”), accession no. 0001193125-25-133168. The purpose of the Proxy Statement is to solicit shareholder approval of an amendment to the Fund’s diversification status.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement.

Comment 1 — In the “Dear Variable Annuity and Variable Life Contract Owners” letter, under “Approve greater flexibility in the Fund’s investment management,” the Staff notes that the term “Board” is defined. Please ensure consistent use of this defined term throughout the document.

Response to Comment 1 — The Trust has made edits to the filing to ensure consistent use of any defined terms.

Comment 2 — On page 1, under the “Investment Management” caption, the first sentence states that John Hancock Variable Trust Advisers LLC “serves as investment advisor and administrator to the Trust and each series of the Trust that has a subadvisor.” Unless not every series has a subadvisor, please delete “that has a subadvisor” as it is unnecessary.

Response to Comment 2 — The Trust has struck the referenced language.

 K&L GATES LLP

   STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

  T +1 617 261 3231  F +1 617 261 3175  klgates.com

Securities and Exchange Commission

July 3, 2025

Comment 3 — Under “PROPOSAL — APPROVAL OF CHANGE TO THE FUND’S DIVERSIFICATION STATUS — Background,” please consider listing the changes that were effective May 28, 2025 in bullets for readability.

Response to Comment 3 — The Trust has made the requested edit.

Comment 4 — Under “PROPOSAL — APPROVAL OF CHANGE TO THE FUND’S DIVERSIFICATION STATUS — Background,” in the list of changes to the Fund that were effective May 28, 2025, there is a reference to changes in the Fund’s investment strategy. Please supplementally explain how the investment strategy changes were executed. Assuming that the changes were implemented through a supplement to the Fund’s prospectus, please explain supplementally the basis for the Fund’s determination to inform shareholders of the changes through a supplement, rather than making a Rule 485(a) filing.

Response to Comment 4 — The Trust confirms that a supplement was filed on April 28, 2025, detailing the changes to the Fund, including the investment strategy changes. The Trust notes that the changes to the investment strategy are tied to the change in portfolio management for the Fund, with the Fund shifting from investing in equity securities of companies in the medium to large capitalization range, to investing in equity securities tied economically to the United States. The Fund remains an equity fund with a focus on growth.

The Trust analyzed the substance of the overall changes made to the Fund and found that the substance of the principal investment strategies remained substantially similar. The Trust concluded that the changes were not material and therefore did not require a Rule 485(a) filing in order to be implemented.

Comment 5 — Under “PROPOSAL — APPROVAL OF CHANGE TO THE FUND’S DIVERSIFICATION STATUS — Background,” the disclosure states that the change in diversification status is being proposed in connection with other changes to the investment strategy and the diversification change would allow the Fund’s portfolio manager to “more effectively implement the Fund’s investment strategy.” Please explain the connection between the investment strategy changes and the proposed diversification change.

Response to Comment 5 — The Trust has added the below underlined language:

The change in diversification status is being proposed in connection with the other changes to the investment strategy of the Fund. The proposed change would allow the Fund’s portfolio manager to more effectively implement the Fund’s investment strategy, which may involve significant exposure to securities of companies in certain sectors, by allowing him to invest in issuers beyond the above mentioned 5% and 10% limits.

 K&L GATES LLP

   STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

  T +1 617 261 3231  F +1 617 261 3175  klgates.com

Securities and Exchange Commission

July 3, 2025

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc: Harsha Pulluru, Assistant Secretary of the Trust

 K&L GATES LLP

   STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

  T +1 617 261 3231  F +1 617 261 3175  klgates.com